FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 20, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
20 February 2024
Transaction in Own Shares
NatWest Group plc (the 'Company') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS') across two transactions, Transaction 1 and Transaction 2 (together the 'Transactions').

The purchases form part of the Company's existing share buyback programmes, with Transaction 1 purchases effected pursuant to the instructions issued by the Company to UBS on 28 July 2023, as announced on 31 July 2023 and Transaction 2 purchases effected pursuant to the instructions issued by the Company to UBS on 16 February 2024, as announced on 19 February 2024.

Aggregated information relating to the Transactions is set out in the tables below.

Transaction 1:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
20 February 2024	0	0.00	0.00	0.0000	LSE
20 February 2024	0	0.00	0.00	0.0000	CHIX
20 February 2024	0	0.00	0.00	0.0000	BATE

Transaction 2:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
20 February 2024	251,770	227.20	225.20	226.2765	LSE
20 February 2024	1,063	226.80	226.30	226.5451	CHIX
20 February 2024	1,414	226.80	226.30	226.5376	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

The Company intends to cancel all of the Ordinary Shares repurchased under the Transactions. Following the settlement of the Transactions, the Company will hold 176,448,395 Ordinary Shares in treasury and have 8,748,626,215 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Details of the Transactions
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programmes relating to the Transactions is detailed below:

Transaction 2:
Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
20 February 2024	13:41:20	BST	742	226.30	BATE	1766419
20 February 2024	14:40:04	BST	672	226.80	BATE	1846199
20 February 2024	13:41:20	BST	542	226.30	CHIX	1766417
20 February 2024	14:40:04	BST	521	226.80	CHIX	1846197
20 February 2024	08:05:02	BST	4432	226.40	LSE	1542265
20 February 2024	08:05:02	BST	7139	226.40	LSE	1542263
20 February 2024	08:05:02	BST	3195	226.40	LSE	1542261
20 February 2024	08:08:34	BST	2167	226.60	LSE	1547674
20 February 2024	08:08:34	BST	6210	226.60	LSE	1547672
20 February 2024	08:13:50	BST	8692	226.40	LSE	1552002
20 February 2024	08:17:55	BST	8403	227.20	LSE	1554867
20 February 2024	08:18:48	BST	8263	227.10	LSE	1555504
20 February 2024	08:23:03	BST	5491	226.90	LSE	1558866
20 February 2024	08:23:03	BST	1652	226.90	LSE	1558864
20 February 2024	08:25:36	BST	7466	226.10	LSE	1560958
20 February 2024	08:28:50	BST	8435	226.00	LSE	1563330
20 February 2024	08:31:25	BST	7963	226.30	LSE	1566081
20 February 2024	08:33:31	BST	7677	226.70	LSE	1567556
20 February 2024	08:37:44	BST	8514	227.10	LSE	1571203
20 February 2024	08:39:42	BST	3236	226.60	LSE	1572747
20 February 2024	08:42:37	BST	7872	227.00	LSE	1574972
20 February 2024	08:46:31	BST	1750	226.20	LSE	1578073
20 February 2024	08:46:31	BST	6269	226.20	LSE	1578071
20 February 2024	08:53:43	BST	8718	226.10	LSE	1583735
20 February 2024	09:00:42	BST	3300	226.10	LSE	1588792
20 February 2024	09:00:42	BST	3000	226.10	LSE	1588790
20 February 2024	09:01:00	BST	2270	226.10	LSE	1589020
20 February 2024	09:08:12	BST	7893	226.50	LSE	1594314
20 February 2024	09:19:22	BST	8519	226.30	LSE	1602807
20 February 2024	09:25:15	BST	7792	225.80	LSE	1607622
20 February 2024	09:37:44	BST	3627	225.60	LSE	1618865
20 February 2024	09:37:44	BST	3812	225.60	LSE	1618863
20 February 2024	09:44:01	BST	6834	225.40	LSE	1622718
20 February 2024	09:44:01	BST	1377	225.40	LSE	1622716
20 February 2024	09:49:46	BST	3732	225.20	LSE	1626850
20 February 2024	09:49:46	BST	4251	225.20	LSE	1626848
20 February 2024	09:56:56	BST	5626	225.30	LSE	1631019
20 February 2024	09:56:56	BST	1922	225.30	LSE	1631017
20 February 2024	10:07:37	BST	3652	225.30	LSE	1637460
20 February 2024	10:07:37	BST	4242	225.30	LSE	1637458
20 February 2024	10:17:32	BST	7438	225.50	LSE	1643435
20 February 2024	10:33:31	BST	4335	225.80	LSE	1651682
20 February 2024	10:33:31	BST	2959	225.80	LSE	1651684
20 February 2024	10:44:03	BST	1292	226.20	LSE	1657252
20 February 2024	10:44:03	BST	7458	226.20	LSE	1657250
20 February 2024	10:58:10	BST	7907	226.30	LSE	1665594
20 February 2024	11:06:40	BST	7893	227.10	LSE	1670280
20 February 2024	11:06:58	BST	8536	227.00	LSE	1670398
20 February 2024	11:17:00	BST	6584	226.30	LSE	1676162
20 February 2024	11:17:12	BST	1975	226.30	LSE	1676293

Date: 20 February 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary